Exhibit 99.1

UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED STATEMENT OF OPERATIONS

The accompanying unaudited pro forma condensed combined consolidated statement of operations have been prepared in accordance with Article 11 of Regulation S-X and reflect the impact of the completed transactions on the historical financial statements of Tidewater as more fully described in Tidewater’s Form 8-K/A filed with the Securities Exchange Commission on December 21, 2018 (the “Form 8-K”). Certain capitalized terms not defined in these unaudited pro forma condensed combined consolidated statement of operations are defined elsewhere in the Form 8-K or this Form S-1.

Business Combination: On July 16, 2018, Tidewater entered into the merger agreement. Under the terms of the merger agreement, Gorgon Acquisition Corp. merged with and into GulfMark to become a wholly-owned subsidiary of Tidewater. Immediately after this merger, Tidewater caused GulfMark to merge into Gorgon NewCo, LLC, with Gorgon NewCo, LLC continuing as a wholly-owned subsidiary of Tidewater. The business combination closed on November 15, 2018. Refer to Note 2 of Notes to Consolidated Financial Statements included in Item 8 of the December 31, 2018 Annual Report of Form 10-K for terms and purchase price consideration provided in connection with the business combination.

The unaudited pro forma condensed combined consolidated statement of operations was prepared using the acquisition method of accounting for the business combination. Under this method of accounting, which is in accordance with generally accepted accounting principles of the United States of America (“US GAAP”), Tidewater is the accounting acquirer of GulfMark.

The following unaudited pro forma statement of operations of Tidewater for the twelve months ended December 31, 2018 is based on the consolidated statement of operations of Tidewater and give effect to the business combination as if it has occurred on January 1, 2018.

The pro forma adjustments to the historical financial statements are based on currently available information, and in many cases are based on estimates and preliminary information. The assumptions underlying the pro forma adjustments are described in the accompanying notes to these unaudited pro forma financial statements. Tidewater believes such assumptions are reasonable under the circumstances and reflect the best currently available estimates and judgments. The pro forma adjustments also give effect to the impact of events that are (i) directly attributable to the business combination, (ii) factually supportable, or (iii) are expected to have a continuing impact on the consolidated Tidewater results. The unaudited pro forma statement of operations may not be indicative of Tidewater’s future performance and do not necessarily reflect what Tidewater’s results of operations would have been had these transactions occurred at the beginning of the period presented. Additionally, the unaudited pro forma statement of operations do not reflect any revenue enhancements, anticipated synergies, operating efficiencies, or cost savings that may be achieved related to these transactions, nor do they reflect any costs or expenditures that may be required to achieve any possible synergies.

The unaudited pro forma financial statements should be read in conjunction with the following:

(1)	Tidewater’s Form 10-K for the annual period ended December 31, 2018 filed on February 28, 2019;

(2)	GulfMark’s Form 10-Q for the unaudited quarterly period ended September 30, 2018 filed on November 13, 2018;

(3)	GulfMark’s Form 10-K for the annual period ended December 31, 2017 filed on April 2, 2018.

Tidewater Inc.

Unaudited Pro Forma Condensed Combined Consolidated Statement of Operations

For The Twelve Months Ended December 31, 2018

(in thousands, except per share data)

	Tidewater Historical	Pro Forma GulfMark As Adjusted	Pro Forma Adjustments		Pro Forma Tidewater Combined
Revenues:
Vessel revenues	$397,206	$78,995	$14,056	(a)	$490,257
Other operating revenues	9,314	471	76	(a)	9,861

	406,520	79,466	14,132		500,118

Costs and expenses:
Vessel operating costs	269,580	61,947	9,544	(a)	341,071
Costs of other operating revenues	5,530	—	—		5,530
General and administrative	110,023	21,658	11,206	(a)	125,613
			(17,274	)(b)
Depreciation and amortization	58,293	27,136	4,687	(a)	88,504
			(1,612	)(c)
Gain on asset dispositions, net	(10,624)	(201)	(172	)(a)	(10,997)
Impairment of due from affiliate	20,083	—	—		20,083
Long-lived asset impairments	61,132	—	—		61,132

	514,017	110,540	6,379		630,936

Operating loss	(107,497)	(31,074)	7,753		(130,818)
Other income (expenses):
Foreign exchange gain (loss)	106	(742)	(2,027	)(a)	(2,663)
Equity in net losses of unconsolidated companies	(18,864)	—	—		(18,864)
Interest income and other, net	11,294	294	140	(a)	11,728
Reorganization items	—	(422)	422	(d)	—
Loss on early extinguishment of debt	(8,119)	—	—		(8,119)
Interest and other debt costs, net	(30,439)	(8,671)	(1,479	)(a)	(30,747)
			9,842	(e)

	(46,022)	(9,541)	(2,944)		(48,665)

Earnings (loss) before income taxes	(153,519)	(40,615)	4,809		(179,483)
Income tax expense (benefit)	18,252	(647)	(777	)(a)	16,828

Net income (loss)	(171,771)	(39,968)	5,586		(196,311)
Less: Net income attributable to noncontrolling interests	(254)	—	—		(254)

Net income (loss) attributable to Tidewater Inc.	$(171,517)	$(39,968)	$5,586		$(196,057)

Basic loss per common share	$(6.45)	$(5.37)			$(5.66)

Diluted loss per common share	$(6.45)	$(5.37)			$(5.66)

Weighted average common shares outstanding - Basic & Diluted	26,589,883	9,998,000	(1,931,497	)(f)	34,656,387

UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED STATEMENT OF OPERATIONS

Notes to Unaudited Pro Forma Condensed Combined Consolidated Statement of Operations

Note 1. Basis of Pro Forma Presentation

The accompanying unaudited pro forma statement of operations was prepared in accordance with Article 11 of Regulation S-X and is intended to reflect the impact of the business combination on Tidewater’s historical statement of operations. The presentation of the unaudited statement of operations is based on the historical financial statements of Tidewater and GulfMark. Tidewater’s historical statement of operations can be found on Tidewater’s Annual Report on Form 10-K filed on February 28, 2019. GulfMark’s historical statement of operations can be found on GulfMark’s Quarterly Report Form 10-Q filed on November 13, 2018.

Pro forma adjustments are described in these notes to the unaudited pro forma condensed combined consolidated statement of operations and are included only to the extent they are (i) directly attributable to the business combination, (ii) factually supportable, or (iii) are expected to have a continuing impact on the consolidated results of Tidewater. Certain items such as historical impairments and gains on sales of assets that were included in the historical financial statements of either Tidewater or GulfMark were not adjusted in these unaudited pro forma statement of operations because they were not directly related to the business combination. The accompanying unaudited pro forma statement of operations is presented for illustrative purposes only and does not reflect the costs of any integration activities or benefits that may result from realization of commercial synergies or efficiencies as a result from this transaction. Furthermore, the unaudited pro forma statement of operations are not presented to portray what the actual results would have been for this transaction had it occurred as of January 1, 2018 in this unaudited pro forma statement of operations.

The pro forma adjustments presented in these unaudited pro forma statement of operations represent management’s estimates based on information available as of the date of this filing and such estimates are subject to revision as further information is obtained. Accordingly, the pro forma adjustments for the business combination are preliminary and subject to further adjustment as additional information becomes available and the various analyses and other valuations are performed. Any adjustments may have a significant effect on total operating expenses, and depreciation and amortization expenses and such results may be significant.

The business combination is reflected in the unaudited pro forma condensed combined consolidated statement of operations of Tidewater for the twelve months ended December 31, 2018 as if it had occurred on January 1, 2018.

Note 2. Business Combination Pro Forma Adjustments to the Condensed Combined Consolidated Statement of Operations

(a)	Reflects the operations of GulfMark for the period from October 1, 2018 to the business combination date.

(b)

Reflects the removal of $16.0 million of legal and professional transaction costs and $1.3 million in change of control payments incurred for the twelve months ended December 31, 2018 by Tidewater and GulfMark in connection with the GulfMark merger.

(c)

Reflects the reduction in depreciation expense based on the estimated fair values of GulfMark’s net property and equipment at the business combination date, which consists of vesels and other properties and equipment. This estimate is based on Tidewater’s assessment of economic useful lives of these tangible assets at the November 15, 2018 business combination date.

(d)	Reflects the removal of reorganization items, which are expenses directly related to the 2017 GulfMark bankruptcy reorganization.

(e)

Represents the elimination of historical interest expense of GulfMark related to the redemption of GulfMark’s term loan and the termination of GulfMark’s undrawn revolving credit facility at the closing of the business combination. Interest expense related to GulfMark’s pension liability is not eliminated as part of the pro forma adjustment.

(f)	The pro forma weighted average shares are calculated as follows:

Twelve months ended
December 31, 2018
Basic
Tidewater historical weighted average shares	26,589,883
Tidewater incremental shares issued for business combination (1)	8,066,504

Pro forma weighted average shares	34,656,387

Diluted
Tidewater historical weighted average shares	26,589,883
Tidewater incremental shares issued for business combination (1)	8,066,504
Dilutive effect of issuance of Tidewater shares in exchange for GulfMark RSU’s and GulfMark Equity Warrants (2)	—

Pro forma weighted average shares	34,656,387

(1)

The incremental shares issued includes 7,333,185 GulfMark weighted average shares outstanding (excludes any GulfMark creditor warrants outstanding) for the period ended November 15, 2018. Upon conversion to Tidewater shares, the issued shares is 8,066,504.

(2)

Common stock equivalents (restricted stock units) and out-of-the money equity warrants were not included in the computation of diluted pro forma weighted average shares because the effect would have been antidilutive due to the net loss.

Note 3. Reclassification of GulfMark Historical Financial Statements

The historical financial statement information of GulfMark was derived from the consolidated financial statements included in GulfMark’s unaudited condensed consolidated financial statements on Form 10-Q for the nine months ended September 30, 2018. The GulfMark historical financial information as presented includes the following reclassifications to conform to Tidewater’s financial statement presentation.

	Gulfmark	Gulfmark
	Historical as	Historical as
	filed	presented
	(in thousands)
Financial Statement Line Item
Revenue	$471	$—
Other operating revenues	—	471
Revenue	833	—
Vessel operating costs	—	833
Direct operating expenses	61,114	—
Vessel operating costs	—	61,114